UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Dynegy Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26817R108

(CUSIP Number)

Christopher M. Leininger, Esq.
c/o Energy Capital Partners III, LLC
51 John F. Kennedy Parkway, Suite 200
Short Hills, NJ 07078
(973) 671-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817R108	13D

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 17, 2017, as amended to date (the “Statement”), relating to the Common Stock (the “Common Stock”) of Dynegy, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.                                                         Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

Merger Support Agreement

On October 29, 2017, Vistra Energy Corp. (“Vistra”) and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Concurrent with the execution of the Merger Agreement, Terawatt Holdings, LP (“Terawatt Holdings”) entered into a merger support agreement with Vistra (the “Merger Support Agreement”), pursuant to which Terawatt Holdings agreed to vote its Common Stock of the Issuer in favor of adoption of the Merger Agreement. The Merger Support Agreement will automatically terminate upon a change of recommendation by the board of directors of Vistra or the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Merger Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Statement and incorporated herein by reference.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Merger Support Agreement and is incorporated herein by reference. The Merger Support Agreement is attached as an exhibit to this Statement and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 26817R108	13D

Item 7.                                                         Materials to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by adding the following:

Exhibit Number	Description
7

Merger Support Agreement, dated as of October 29, 2017, by and between Vistra Energy Corp. and Terawatt Holdings, LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vistra Energy Corp. (File No. 001-38086) on October 30, 2017).

CUSIP No. 26817R108	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:      October 31, 2017

ECP ControlCo, LLC

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III, LLC
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners GP III, LP
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

CUSIP No. 26817R108	13D

Energy Capital Partners III-A, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III-B (Terawatt IP), LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III-C, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Terawatt Holdings GP, LLC

By:	/s/ Tyler Reeder
Name:	Tyler Reeder
Title:	President

Terawatt Holdings, LP
By: Terawatt Holdings GP, LLC, its general partner

By:	/s/ Tyler Reeder
Name:	Tyler Reeder
Title:	President